QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Risk Factors

RISK FACTORS

    The following risk factors could have a material adverse effect on ACL's business, financial condition and results of operations. Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" contained herein above, which are incorporated by reference, for specific information regarding the extent to which these risk factors could affect ACL's business, financial condition and results of operations.

Company-Specific Risks

Risks of Adverse Weather and River Conditions

    ACL's barging operations are affected by weather and river conditions. Varying weather patterns can affect river levels and cause ice in Northern United States river areas. For example, the Upper Mississippi River closes annually from approximately mid-December to mid-March and ice conditions can hamper navigation on the upper reaches of the Illinois River during the winter months. In addition, adverse river conditions affect towboat speed, tow size and loading drafts and can delay barge movements. Lock outages due to lock maintenance and/or other interruptions in normal lock operation can also delay barge movements. Jeffboat's waterfront location is subject to occasional flooding. Jeffboat's manufacturing operations that are conducted outdoors are also subject to weather conditions, which may adversely impact production schedules. Terminals may also experience operational interruptions as a result of weather and river conditions. It is likely that ACL's operations will be subject to adverse weather or river conditions in the future and there can be no assurance that such weather or river conditions will not have a material adverse effect on ACL's business, financial condition and results of operations.

Exposure to Grain Exports

    ACL's dry cargo barging business in North America is significantly affected by the level of grain export volume handled through the Gulf of Mexico ports. Grain exports can vary due to, among other things, crop harvest yield levels in the United States and abroad. Overseas grain shortages can increase demand for U.S. grain, while worldwide over-production can decrease the demand for U.S. grain. This variable nature of grain exports can result in temporary barge oversupply which can drive down freight rates. There can be no assurance that historical levels of North American grain export volume will be maintained in the future and, to the extent supply imbalances were to prevail for a significant period of time, they could have a material adverse effect on ACL's business, financial condition and results of operations.

Seasonality

    ACL's business is seasonal, and its quarterly revenues and profits historically have been lower during the first and second fiscal quarters of the year (January through June) and higher during the third and fourth fiscal quarters (July through December) due to the North American grain harvest. In addition, working capital requirements fluctuate throughout the year. Adverse market or operating conditions during the last four months of the year could have a greater effect on ACL's business, financial condition and results of operations than during other periods.

Variability

    Freight transportation rates may fluctuate from season to season and year to year, which could result in varying levels of cash flow. The level of dry and liquid cargoes requiring transportation on the Inland Waterways will vary due to numerous factors, including global economic conditions and business cycles, domestic agricultural production/demand as well as international agricultural production/demand and the value of the U.S. dollar relative to other currencies. In addition, the number of barges and towboats in the overall industry fleet available to transport these cargoes will vary from year to year as older vessels are retired and scrapped and new vessels are constructed and placed into service. The resulting relationship between available cargoes and available vessels will vary with periods of low vessel availability and high cargo demand causing higher freight rates and periods of high vessel availability and low cargo demand causing lower freight rates. Significant periods of high vessel availability and low cargo demand could have a material adverse effect on ACL's business, financial condition and results of operations.

    The foregoing factors can also affect market rates. As contracts expire and terms are renegotiated at then current market rates, the level of revenue can vary relative to prior years. This has become more evident as the industry has shifted to shorter term contracts. The impact of these factors could be material and there can be no assurance that the rates at which contracts are renewed will not have a material adverse effect on ACL's business, financial condition or results of operations.

Competition

    The barge business is highly competitive and there are few significant barriers to entry. Certain of ACL's principal competitors have greater financial resources and/or are less leveraged than ACL and may be better able to withstand and respond to adverse market conditions within the barging industry. There can be no assurance that such competition will not have a material adverse effect on ACL's business, financial condition or results of operations or that ACL will not encounter increased competition in the future, which also could have a material adverse effect on its business, financial condition or results of operations.

Exposure to International Economic and Political Factors

    ACL's operations may be affected by actions of foreign governments and global or regional economic developments. For example, global economic events such as foreign import/export policy or currency fluctuations, could affect the level of imports and exports. Foreign agricultural subsidies can also impact demand for U.S. agricultural exports. In addition, foreign trade agreements and each country's adherence to the terms of such agreements can raise or lower demand for U.S. imports and exports. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports together with the raising or lowering of tariff rates will affect the level of cargoes requiring transportation on the Inland Waterways. Changes in the value of the U. S. dollar relative to other currencies will raise or lower demand for U.S. exports as well as U.S. demand for foreign produced raw materials and finished good imports. Such actions or developments could have a material adverse effect on ACL's business, financial condition and results of operations.

Risk of Providing Services Abroad

    Demand for ACL's services may be affected by economic and political conditions in each of the countries in which ACL provides services. ACL's foreign operations are also subject to other risks of doing business abroad, including fluctuations in the value of currencies (which may affect demand for products priced in U.S. dollars as well as local labor and supply costs), import duties, changes to import and export regulations (including quotas), possible restrictions on the repatriation of capital and earnings, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable and the burdens and cost of compliance with a variety of foreign laws, changes in citizenship requirements for purposes of doing business and government expropriation of operations and/or assets. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of ACL or that the political, cultural or economic climate outside the United States will be favorable to ACL's operations and growth strategy.

Exposure to Fuel Prices

    Fuel prices are subject to fluctuation as a result of domestic and international events. There can be no assurance that ACL will not experience increased fuel prices in the future, which could have a material adverse effect on its business, financial condition and results of operations.

Replacement Needs

    Barge and towboat replacement represents a significant cost for ACL, and ACL expects to replace an average of 165 barges per year during the next four years. Due to the variable nature of the barging industry and the freight transportation industry in general and the relatively long life of marine equipment, it is difficult for ACL and other barge companies to accurately predict equipment requirements. Accordingly, no assurance can be given that ACL will have sufficient equipment to satisfy market demand or that the industry will not have an oversupply of equipment. An oversupply of equipment could have a material adverse effect on ACL's business, financial condition and results of operations.

Combined Operations

    Pursuant to its strategy to pursue synergistic acquisitions in its core business lines, ACL may expend substantial management time and financial and other resources for the acquisition and integration of other barging operations. These acquisitions may pose risks with respect to operations, customer service and customer acceptance. While ACL's management has successfully combined other barging operations and it believes that it has sufficient financial and management resources to accomplish the rationalization and integration of other barging operations, there can be no assurance that such operations can be integrated successfully or that ACL will not experience difficulties with customers, personnel or others. In addition, although ACL believes that the other barging operations will enhance the competitive position and business prospects of ACL, there can be no assurance that such benefits will be fully realized.

Dependence on Key Personnel

    ACL is dependent on the continued services of its senior management team. The loss of such key personnel could have a material adverse effect on ACL's business, financial condition and results of operations.

Labor Relations

    Although ACL believes that its relations with its employees and with the recognized labor unions are generally good, there can be no assurance that ACL will not be subject to work stoppages or other labor disruption and, if such events were to occur, that there would not be a material adverse effect on ACL's business, financial condition and results of operations.

Environmental, Health and Safety Requirements

    ACL's operations are subject to extensive federal, state and local environmental laws and regulations which, among other things, specify requirements for the management of oil, hazardous wastes, and hazardous substances and impose liability for releases of these materials into the environment. A release of oil, hazardous waste, hazardous substances or other pollutants into the environment at or by ACL's properties or vessels, as a result of ACL's current or past operations, or at a facility to which ACL has shipped wastes, or the existence of historical contamination at any of its properties, could result in material liability to ACL. ACL has been identified as a potentially responsible party ("PRP") with respect to the cleanup of certain waste disposal sites.

    Federal, state and local governments could in the future enact laws or regulations concerning environmental matters that affect ACL's operations or facilities, increase its costs of operation, or adversely affect the demand for its services. ACL cannot predict the effect that such future laws or regulations could have on ACL. Nor can ACL predict what environmental conditions may be found to exist at its current or past facilities or at other properties where ACL or its predecessors have arranged for the disposal of wastes and the extent of liability that may result from the discovery of such conditions. It is possible that such future laws or undiscovered conditions could have a material adverse effect on ACL's business, financial condition and results of operations.

    ACL's domestic vessel operations are primarily regulated by the U.S. Coast Guard for occupational health and safety standards. ACL's domestic shore operations are subject to the U.S. Occupational Safety and Health Administration regulations. There can be no assurance that claims will not be made against ACL for work related illness or injury, or that the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which ACL operates will not adversely affect its business, financial condition and results of operations.

Other Government Regulation

    ACL's barging operations are subject to various laws and regulations, including international treaties, conventions, national, state and local laws and regulations and the laws and regulations of the flag nations of ACL's vessels, all of which are subject to amendment or changes in interpretation. Further, ACL is required by various governmental and quasi-governmental agencies to obtain and/or maintain certain permits, licenses and certificates respecting its operations. ACL's domestic towboats are in certain circumstances subject to a significant federal fuel use tax, which may be increased. Any significant changes in laws or regulations affecting ACL's operations, or in the interpretation thereof, could have a material adverse effect on ACL's business, financial condition and results of operations.

Risks Relating to ACL's Debt Obligations

Substantial Leverage

    ACL incurred significant debt in connection with the Recapitalization. The degree to which ACL is leveraged could have important consequences to ACL's business, including, but not limited to: (i) making it more difficult for ACL to satisfy its obligations with respect to the Senior Notes; (ii) increasing ACL's vulnerability to general adverse economic and industry conditions; (iii) limiting ACL's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements; (iv) requiring the dedication of a substantial portion of ACL's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate requirements; (v) limiting ACL's flexibility in planning for, or reacting to, changes in its business and the industry in which it competes; and (vi) placing ACL at a competitive disadvantage compared to less leveraged competitors. In addition, the Indenture and the Senior Credit Facilities contain financial and other restrictive covenants that limit the ability of ACL to, among other things, borrow additional funds. Failure by ACL to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on ACL's business, financial condition and results of operations. If ACL cannot generate sufficient cash to meet its obligations as they become due or refinance such obligations, ACL may have to sell assets or reduce capital expenditures. In addition, the degree to which ACL is leveraged could prevent it from repurchasing all of the Senior Notes tendered to it upon the occurrence of a change of control under the Indenture.

Potential Inability to Repay Debt

    ACL's ability to make scheduled payments of principal of, or to pay the premium, if any, interest or liquidated damages, if any, on, or to refinance, its indebtedness (including the Senior Notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. There can be no assurance that ACL's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facilities or otherwise in an amount sufficient to enable ACL to service its indebtedness, including the Senior Notes, or to fund its other liquidity needs. ACL may be required to refinance all or a portion of the principal of the Senior Notes on or prior to maturity. There can be no assurance, however, that such refinancing would be available on commercially reasonable terms or at all.

Restrictions Imposed by the Senior Credit Facilities and the Indenture

    The Senior Credit Facilities and the Indenture limit ACL's financial flexibility in a number of ways. The Senior Credit Facilities and Indenture require ACL to maintain specified financial ratios and tests, among other obligations, including a minimum interest expense coverage ratio, a maximum leverage ratio, a maximum leverage ratio adjusted for rent, a minimum fixed charge coverage ratio and a minimum net worth test. In addition, the Senior Credit Facilities restrict, among other things, ACL's ability to incur additional indebtedness, sell assets, create liens or other encumbrances, incur guarantee obligations, repay the Senior Notes or amend the Indenture, make certain payments, including dividends or other distributions, incur rent, make investments, loans or advances and make acquisitions and capital expenditures beyond a certain level. A failure to maintain specified financial ratios or otherwise to comply with the restrictions contained in the Senior Credit Facilities could lead to an event of default thereunder, which could result in an acceleration of such indebtedness. In such event, the lenders under the Senior Credit Facilities could elect to declare all amounts outstanding thereunder, together with accrued and unpaid interest, to be immediately due and payable, and, if ACL were unable to repay such amounts, such lenders would have the right to proceed against the collateral granted to them to secure such indebtedness and other amounts (which is expected to be substantially all of the assets of ACL). Such an acceleration would constitute an event of default under the Indenture relating to the Senior Notes. In addition, the Indenture restricts, among other things, ACL's ability to incur additional indebtedness, sell assets, create liens or other encumbrances, make certain payments, including dividends or other distributions, or merge or consolidate. A failure to comply with the restrictions in the Indenture could result in an event of default under the Indenture.

Asset Encumbrances

    In connection with the Senior Credit Facilities, the Parent granted the lenders thereunder a first priority lien on all of the membership interests of ACL owned by it as security for its guarantee of ACL's obligations under the Senior Credit Facilities. In the event of a default under the Senior Credit Facilities or such guarantee, the lenders under the Senior Credit Facilities could foreclose upon the assets pledged to secure the Senior Credit Facilities, including such membership interests, and the holders of the Senior Notes might not be able to receive any payments until any payment default was cured or waived, any acceleration was rescinded, or the indebtedness of the Senior Credit Facilities was discharged or paid in full.

QuickLinks

EXHIBIT 99.1 Risk Factors